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Confidential

October 20, 2021

Ms. Effie Simpson

Ms. Jean Yu

Ms. Erin Donahue

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nano Labs Ltd (CIK No. 0001872302)

Response to the Staff’s Comments on

Draft Registration Statement on

Form F-1 Confidentially Submitted on September 9, 2021

Dear Ms. Simpson, Ms. Yu, Ms. Donahue and Mr. Kruczek,

On behalf of our client, Nano Labs Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 6, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 9, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Responses to the comments contained in the Staff’s letter dated October 6, 2021

Prospectus Cover Page, page i

1.

Provide prominent disclosure about legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs, or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Draft Registration Statement.

2.

Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 54 of the Revised Draft Registration Statement.

3.

Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comments, the Company has revised the disclosure on the prospectus cover page, pages 6-7, 54 and 96 to highlight the fact that the Cayman Islands holding company has no substantive operations of its own and that it conducts operations primarily through the operating subsidiaries in China and Hong Kong and also the fact that the investors are purchasing the securities of the Cayman Islands holding company. As such, the Company respectfully advises the Staff that the disclosure of the Company’s holding company structure and the associated risks have been made prominently in multiple sections, including the prospectus cover, Prospectus Summary, Risk Factors and Management’s Discuss and Analysis of Financial Condition and Results of Operations, to aid the investors in assessing the risks associated with such corporate structure and ultimately making more informed investment decision.

Prospectus Summary, page 1

4.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2-4 of the Revised Draft Registration Statement.

5.

Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC, or any other entity that is required to approve of operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that, as of the date of this letter, we and our subsidiaries did not receive any notice nor administrative penalties nor punishments from CAC, CSRC or other relevant regulators that we have failed to obtain requisite approval or clearance to operate in China.

6.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly, quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your business, including subsidiaries, to the parent company and U.S. investors, as well as the ability to settle amounts owed under agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6-7 of the Revised Draft Registration Statement.

7.

Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comments, the Company has revised the disclosure on the prospectus cover page, pages 6-7, 54 and 96 to highlight the fact that the Cayman Islands holding company has no substantive operations of its own and that it conducts operations primarily through the operating subsidiaries in China and Hong Kong and also the fact that the investors are purchasing the securities of the Cayman Islands holding company. As such, the Company respectfully advises the Staff that the disclosure of the Company’s holding company structure and the associated risks have been made prominently in multiple sections, including the prospectus cover, Prospectus Summary, Risk Factors and Management’s Discuss and Analysis of Financial Condition and Results of Operations, to aid the investors in assessing the risks associated with such corporate structure and ultimately making more informed investment decision.

8.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Revised Draft Registration Statement.

Risk Factors, page 14

9.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure (page 39-40) to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that you have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43-44 of the Revised Draft Registration Statement.

10.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating tan intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Revised Draft Registration Statement.

ADS Holders may not be entitled to a jury trial, page 57

11.

In this risk factor, you say that ADS holders waive the right to a jury trial, including with respect to claims under the federal securities laws. Your disclosure on page 59 indicates and ADS holders and the depositary may elect to have any claim settled by arbitration. Similarly, your disclosure on page 154 indicates that any lawsuit must be brought in state or federal court in New York. Please reconcile.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Revised Draft Registration Statement. The Company will further revise the referenced disclosure, as necessary, on a supplemental basis, once the depositary is engaged and the terms of the deposit agreement are finalized.

12.

Regarding the waiver of jury trial, arbitration and choice of forum in state or federal court in New York, please revise to state clearly whether each provision applies to claims arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

In response to the Staff’s comment, the Company has revised the disclosure on pages 63-64 of the Revised Draft Registration Statement. The Company will further revise the referenced disclosure, as necessary, on a supplemental basis, once the depositary is engaged and the terms of the deposit agreement are finalized.

Use of Proceeds, page 63

13.

Please revise to describe in more detail the intended use of proceeds referenced in the second bullet. For example, do you intend to transition from the fabless business model described in this submission? Are the amount of proceeds you intend to devote to this purpose or will you require additional capital?

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the Revised Draft Registration Statement to clarify the intended use of the future plant. The Company plans to establish a plant mainly for the purpose of assembling its products, with no current intention to steer away from its current fabless business model.

Board of Directors, page 124

14.

Please revise to state clearly the home country practices on which you intend to rely. In this regard, we note the disclosure on page 53 that you intend to rely on “some” of those exemptions. Also, we note the disclosure on the prospectus cover page that you will be a “controlled company” following this offering. If so, please revise to describe the exemptions from corporate governance on which you will be entitled to rely and the related risks to investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 131 of the Revised Draft Registration Statement.

Transactions with Certain Related Parties, page 128

15.	Please revise to clarify the purpose of the borrowings from your affiliates. Please also update the disclosure in this section to be as of the most recent practicable date.

In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Revised Draft Registration Statement.

General

16.	Provide more information on the certifications mentioned on Page 21, and specifically, whether you paid for the control certifications, or if they were acquired via independent third party inspection.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Revised Draft Registration Statement.

17.

We note the disclosure that you are a foreign private issuer offering voting securities in the United States. Please tell us how you will determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.

The Company respectfully advises the Staff that the Company’s determination will be based on its intention to adopt a dual-class share structure, which will result in more than 50 percent of the voting power of the Company’s voting securities on a combined basis being directly or indirectly owned of record by non-residents of the United States and the Company will apply such determination methodology on a consistent basis.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at MaloneBailey, LLP, Danyang Bian, by telephone at 86-10-8556-3995, or by email at dbian@malone-bailey.com. MaloneBailey, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Jianping Kong, Chairman and Chief Executive Officer, Nano Labs Ltd

Bing Chen, Chief Financial Officer, Nano Labs Ltd

Danyang Bian, Partner, MaloneBailey, LLP

Stephanie Tang, Partner, Hogan Lovells